Allegiance Capital, LLC
STATEMENTS OF INCOME
Years Ended December 31, 2015 and 2014

	2015	2014
REVENUES		
Commissions and consulting	$509,704	$533,315
Trading service income	56,973	-
Interest income	5,885	4,319
Total revenues	572,562	537,634
OPERATING EXPENSES		
Brokerage, exchange and clearance fees	124,652	164,617
Filing fees	6,692	7,160
Insurance	5,480	4,779
Interest expense	6	-
Professional fees	52,448	47,479
Rent	28,800	28,800
Management fee	192,185	181,340
Telephone	6,536	6,066
Office expenses	25,008	19,962
Marketing and advertising	51,760	5,260
Taxes - other	96	82
Outside services	13,540	717
Miscellaneous	1,923	1,896
Total operating expenses	509,126	468,158
NET INCOME	$ 63,436	$ 69,476

The accompanying notes are an integral part of these statements.